INVESTMENT COMPANY BLANKET BOND

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

(A stock Insurance Company, herein Called the Underwriter)

DECLARATIONS Item 1. Name of Insured Principal Address:	Ocean State Tax Exempt Fund Suite One One Regency Plaza Providence RI 02903	BOND NUMBER 6214261

(Herein called the Insured)

Item 2. Bond Period from 12:01 a.m. on 01/01/2006 to 12:01 a.m. on 01/01/2007

The effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of the said dates.

__________________________________________________________________________________________________

Item 3. Limit of Liability

Subject to Section 9, 10, and 12 hereof:

	Limit of Liability	Deductible Amount
Insuring Agreement A – FIDELITY	$500,000	$25,000
Insuring Agreement B – AUDIT EXPENSE	$25,000	$5,000
Insuring Agreement C – ON PREMISES	$500,000	$25,000
Insuring Agreement D – IN TRANSIT	$500,000	$25,000
Insuring Agreement E – FORGERY OR ALTERATION	$500,000	$25,000
Insuring Agreement F – SECURITIES	$500,000	$25,000
Insuring Agreement G – COUNTERFEIT CURRENCY	$500,000	$25,000
Insuring Agreement H – STOP PAYMENT	$25,000	$5,000
Insuring Agreement I – UNCOLLECTIBLE ITEMS OF DEPOSIT	$25,000	$5,000

OPTIONAL COVERAGES ADDED BY RIDER:

Insuring Agreement J – COMPUTER SYSTEMS	$500,000	$25,000
Insuring Agreement K – UNAUTHORIZED SIGNATURES	$25,000	$5,000
Insuring Agreement L – AUTOMATED PHONE SYSTEMS	Not Covered	Not Covered
Insuring Agreement M – TELEFACSIMILE	Not Covered	Not Covered

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

_________________________________________________________________________________________________

Item 4.

Office or Premises Covered – Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All other Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:

No Exceptions

____________________________________________________________________________________________________

Item 5.	The Liability of the Underwriter is subject to the terms of the following riders attached hereto: 1-7

_________________________________________________________________________________________________

Item 6.

The Insured by the acceptance of this bond gives notice to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) N/A such termination or cancellation to be effective as of the time this bond becomes effective.

________________________________________________________________________________________________________________

/s/ Steven C Liston

By:________________________________________________

Authorized Representative

CERTIFICATE OF SECRETARY

I, Margaret D. Farrell, Secretary of Ocean State Tax-Exempt Fund, a series of VLC Trust, do hereby certify that the following is a true and correct copy of a resolution adopted by the Board of Trustees of said Trust at a meeting duly convened November 17, 2005, and said resolution has not been in anywise amended, annulled, rescinded or revoked, and the same is still in full force and effect:

RESOLVED:

That it is the finding of the Trustees at this meeting that the fidelity bond written by National Union Fire Insurance Company (the "Bond") in the aggregate amount of $500,000 covering, among others, officers and employees of the Fund, in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission under Section 17(g) of the Investment Company Act of 1940, as amended, is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Fund to which any person covered under the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of the Fund's assets, the nature of the securities in the Fund's portfolio, the number of other parties named as insured parties under the Bond and the nature of the business activities of the other parties; and further

RESOLVED:

That the premium to be paid by the Fund under the bond be, and hereby is, approved by vote of a majority of the Board of Trustees (all Trustees voting) and separately by a majority of the Trustees who are not "interested persons" as that term is defined under the Investment Company Act of 1940, after having given due consideration to, among other things, the amount of the Bond and the amount of the premium the Fund would have had to pay had it obtained a joint insured bond with other affiliated parties; and further

RESOLVED:

That the Bond be and hereby is approved by vote of a majority of the Board of Trustees (all Trustees voting) and separately by a majority of the Trustees who are not "interested persons" as that term is defined under the Investment Company Act of 1940; and further

RESOLVED:

That the appropriate officers of the Fund be, and they hereby are, authorized and directed to prepare, execute, and file such amendments and supplements to the aforesaid agreement, and to take such other action as may be necessary or appropriate in order to conform to the provisions of the Investment Company Act of 1940, as amended, and the rules and regulations thereunder; and further

RESOLVED:

That the Secretary of the Fund shall file the Bond with the Securities and Exchange Commission and give notices required under paragraph (g) of Rule 17g-1 promulgated by the Securities and Exchange Commission under the Investment Company Act of 1940, as amended.

WITNESS my hand this 19th day of October 2006.

/s/ Margaret D. Farrell
_______________________________________
Margaret D. Farrell
Secretary

Document #: 378393 v5

OFFICER'S CERTIFICATE

This is to certify that the premiums for the insured Investment Company Blanket Bond issued by National Union Fire Insurance Company of Pittsburgh, PA were paid for the period January 1, 2006 through January 1, 2007.

Dated: October 19, 2006

/s/ Kevin M. Oates
_______________________________________
Kevin M. Oates, Treasurer

#378396-P-v5